File No. 70-7888

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC  20549

                        POST-EFFECTIVE AMENDMENT NO. 6

                                      TO

                                   FORM U-1

                          APPLICATION OR DECLARATION

                                     UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


      Allegheny Power System, Inc.              Monongahela Power Company
      Tower Forty Nine                          1310 Fairmont Avenue
      12 East 49th Street                       Fairmont, WV  26554
      New York, NY  10017

      Allegheny Power Service Corporation       The Potomac Edison Company
      800 Cabin Hill Drive                      10435 Downsville Pike
      Greensburg, PA  15601                     Hagerstown, MD  21740

      Allegheny Generating Company              West Penn Power Company
      Tower Forty Nine                          800 Cabin Hill Drive
      12 East 49th Street                       Greensburg, PA  15601
      New York, NY  10017


            (Name of company or companies filing this statement
             and addresses of principal executive offices)


                         Allegheny Power System, Inc.


            (Name of top registered holding company parent of
             each applicant or declarant)


                        Nancy H. Gormley, Esquire
                        Vice President
                        Allegheny Power System, Inc.
                        Tower Forty Nine
                        12 East 49th Street
                        New York, NY  10017


            (Name and address of agent for service)

      Applicants hereby amend their Application or Declaration on Form U-1 as follows:

      1. Applicants hereby amend Item 1. Description of Proposed Transactions, by adding the following to the end thereof:

            The proposed transaction involves (a) the continuation of short-term financing programs for Allegheny Power System, Inc. ("Allegheny"), New York, New York, a registered holding company, together with its wholly-owned public-utility subsidiary companies, Monongahela Power Company ("Monongahela"), Fairmont, West Virginia; The Potomac Edison Company ("Potomac Edison"), Hagerstown, Maryland; and West Penn Power Company ("West Penn"), Greensburg, Pennsylvania for the period December 31, 1995 to December 31, 1997, and the continuation of both the short-term financing program and the borrowing program (including guarantees of such borrowings as hereinafter described) under a Revolving Credit Agreement for Allegheny Generating Company ("AGC"), New York, New York, a wholly-owned electric generating subsidiary company of Monongahela, Potomac Edison and West Penn, for the period December 31, 1995 to December 31, 1997 and (b) the continuation of the Allegheny Power System Money Pool for the period December 31, 1995 to December 31, 1997 by Allegheny, Monongahela, Potomac Edison, and West Penn, together with another wholly-owned subsidiary of Allegheny, Allegheny Power Service Corporation ("APSC"), Greensburg, Pennsylvania, as Agent and Administrator of the Money Pool, together with AGC. (Each of the above-named companies is sometimes herein called an "Applicant", and collectively are sometimes referred to as "Applicants.") The short-term financing programs, the borrowing program and the Money Pool were previously authorized by orders dated January 29, 1992, February 28, 1992, July 14, 1992, and November 5, 1993 (HCAR Nos. 25462, 25481, 25581, and 25919, respectively) ("Prior Orders").

      A.    Short-Term Debt Programs

      Allegheny, Monongahela, Potomac Edison, West Penn, and AGC hereby request that from December 31, 1995 to December 31, 1997, the exemption from the provisions of Section 6(a) of the Public Utility Holding Company Act of 1935 afforded to them by the first sentence of Section 6(b), which had previously been granted in the Prior Orders, be continued. Allegheny, Monongahela, Potomac Edison, West Penn, and AGC request that their prior authorization be continued to the extent necessary to cover the issuance of short-term debt in aggregate amounts not to exceed the following amounts outstanding at any one time for each of the following Applicants:

            Allegheny                     $165 Million
            Monongahela                    100 Million
            Potomac Edison                 115 Million
            West Penn                      170 Million
            AGC                             75 Million

      (1)   Bank Lines of Credit

            Allegheny and its affiliates, Monongahela, Potomac Edison, and West Penn, have established bank lines of credit for short-term borrowings as follows:

      Chemical Bank                                   $ 30 million
            New York, NY

      Citibank, N.A.                                  $ 20 million
            New York, NY

      Pittsburgh National Bank                        $ 30 million
            Pittsburgh, PA

      Swiss Bank                                      $ 20 million
            New York, NY

      J. P. Morgan Bank                               $ 20 million
            Wilmington, DE

      Mellon Bank                                     $ 20 million
            Pittsburgh, PA

      NationsBank of North Carolina                   $ 15 million
            New York, NY

      The Bank of Nova Scotia                         $ 15 million
            New York, NY

      Credit Suisse                                   $ 10 million
            New York, NY

      Bank of New York                                $ 10 million
            New York, NY

      Sanwa Bank                                      $ 10 million
            New York, NY

      Integra Bank                                    $ 10 million
            Pittsburgh, PA

      Huntington Bank                                 $ 10 million
            Charleston, WV

      Southwest Bank                                  $  5 million
            Greensburg, PA

            Allegheny and its affiliates have agreed to pay for each of the lines of credit above an annual cash fee no greater than 10 basis points on all or the balance of the line of credit.

      (2)   Notes to Banks and Commercial Paper


            Allegheny, Monongahela, Potomac Edison, and West Penn each propose to borrow short-term funds through the issuance of notes to banks and dealers in commercial paper in aggregate amounts not to exceed the following amounts outstanding at any one time:

            Allegheny                     $165 Million
            Monongahela                   $100 Million
            Potomac Edison                $115 Million
            West Penn                     $170 Million

It is proposed that such notes and commercial paper will be issued from time-to-time prior to December 31, 1997 provided that no such notes or commercial paper shall mature after June 30, 1998.

            Each note payable to a bank will be dated as of the date of the borrowing which it evidences, will mature not more than two hundred-seventy
(270) days after the date of issuance or renewal thereof, will bear interest at a mutually agreed upon rate, provided that the effective rate for any 30-day period, on an annualized basis, will not exceed prime plus 2 percentage points and may or may not have prepayment privileges. Each note payable shall have such other terms and be subject to such other conditions as are set forth in the initial Application or Declaration at this file number. It is estimated that the maximum aggregate amount of any short-term borrowings on behalf of Allegheny and its affiliates (but not including AGC) at any one time outstanding, when taken together with any commercial paper then outstanding and funds borrowed by such affiliates under the Money Pool, will not be in excess of $550 million.

            The commercial paper will be in the form of promissory notes and will be of varying maturities, with no maturity more than 270 days after the date of issue. The commercial paper shall have such other terms and be subject to such other conditions as are set forth in the initial Application or Declaration at this file number.

            Allegheny, Monongahela, Potomac Edison, and West Penn hereby also request authority to continue to file Certificates under Rule 24 with respect to the issuance and sale of short-term debt hereafter consummated pursuant to this Application or Declaration on a semiannual basis.

      (3)   AGC Commercial Paper Program


            AGC hereby requests that the exemption from the provisions of
Section 6(a) of the Public Utility Holding Company Act of 1935 afforded to it by the first sentence of Section 6(b) and previously granted in the Prior Orders be continued from December 31, 1995 to December 31, 1997 to the extent necessary to cover the issuance of commercial paper in an amount up to $75 million.

            It is proposed that commercial paper notes will be issued by AGC from time to time prior to December 31, 1997. The terms and conditions of the Commercial Paper Program will remain the same as those contained in the original Application or Declaration at this file number, as amended.

            AGC's commercial paper is backed by a funding commitment through a $50 million Revolving Credit Agreement dated as of May 15, 1985, with a group of seven banks (the "Revolving Credit Agreement"). AGC is seeking to continue its borrowing authority under the Revolving Credit Agreement through December 31, 1997 and is seeking permission to establish through December 31, 1997 a line of credit of up to $25 million, but only if necessary and if the Revolving Credit Agreement is not sufficient. The Revolving Credit Agreement provides for a credit facility pursuant to which promissory notes ("Notes") may be issued in the maximum aggregate principal amount of $50 million. The Notes will have a maturity of no later than December 31, 1998. The Agreement provides that the lending banks may extend the maturity of the Notes for one-year periods. In order to extend the maturity date of the Notes beyond December 31, 1998, however, AGC must seek further Commission authorization. Total AGC debt outstanding, including the Revolving Credit Agreement, this commercial paper issuance, and a $25 million line of credit, but not including the Debentures and Medium Term Notes authorized previously by the Commission at File Nos. 70-7246, and 70-7548, will not at any time exceed $75 million.

            Monongahela, Potomac Edison, and West Penn, severally and not jointly, guarantee 27%, 28%, and 45%, respectively, of the amount due the banks from AGC pursuant to the Revolving Credit Agreement. Monongahela, Potomac Edison, and West Penn request authority to extend their guarantees through December 31, 1997.

            AGC hereby also requests authority to continue to file Certificates under Rule 24 with respect to the issuance and sale of short-term debt hereafter consummated pursuant to this Post-Effective Amendment on a semiannual basis.

      B.    Money Pool


            Applicants hereby seek to continue the Allegheny Power System Money Pool from December 31, 1995 to December 31, 1997. The operation of the Money Pool is designed to match, on a daily basis, the available cash and short-term borrowing requirements of the Applicants, thereby minimizing the need for short-term borrowings to be made by the Applicants from external sources. Allegheny is a participant in the Money Pool only insofar as it has funds available for lending through the Money Pool. Allegheny may not borrow from the Money Pool. AGC will be allowed to borrow from, but not invest in, the Money Pool. Other characteristics of the Money Pool are described in the initial Application or Declaration at this file number.

            The Applicants believe that the cost of the proposed borrowings through the Money Pool will generally be more favorable to the borrowing participants than the comparable cost of external short-term borrowings, and the yield to the participants contributing available funds to the Pool will generally be higher than the typical yield on short-term investments.

      C.    Application of Proceeds


            Allegheny may use the proceeds of its proposed short-term borrowings to acquire common stock of its subsidiaries and for other general corporate purposes including the financing of construction and property acquisitions. Allegheny may also make capital contributions to its direct and advances to its indirect subsidiaries or other types of loans to its subsidiaries.

            Neither Allegheny nor any subsidiary thereof currently has an ownership interest in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO") as defined in Sections 32 or 33 of the Act. However, some of the proceeds from the financing transactions proposed herein may be used by Allegheny as a capital contribution to a nonutility subsidiary which could acquire an interest in an EWG or a FUCO. Neither Allegheny nor any subsidiary thereof currently or as a consequence of the transactions proposed herein will be a party to, or has any rights under, a service, sales, or construction agreement with an EWG or a FUCO.

            In addition, Allegheny may use the proceeds of such proposed borrowings to repurchase shares of Allegheny common stock in order to fund its Dividend Reinvestment and Stock Purchase Plan and Employee Stock Option and Stock Purchase Plan in lieu of issuing additional new shares of common stock pursuant to such plans. When it is determined by Allegheny which of the foregoing possible applications of proceeds it will make, and if such application requires further action by the Commission, Allegheny will make such further filings with the Commission as are necessary.

            Monongahela, Potomac Edison, and West Penn will each use the proceeds of their proposed short-term borrowings to operate their respective business as an electric utility company, including the financing of construction and property acquisitions. AGC will use the proceeds of its proposed short-term borrowings to operate its business as an electric generating company, including the financing of construction projects.

            Except as described herein, no associate company or affiliate of the Applicants or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transactions.

      2. Applicants hereby amend Item 6. Exhibits and Financial Statements, by adding the following:

            (a)   Exhibits

                  F-b               Opinion of Counsel.

                  G Financial Data Schedules (to be filed by amendment).

                  H-1-b             Form of Notice.

            (b)   Financial Statements as of June 30, 1995

                  1-A(i) Balance sheets of Monongahela per books and pro forma (to be filed by amendment).

                  2-A(i) Balance sheets of Potomac Edison per books and pro forma (to be filed by amendment).

                  3-A(i) Balance sheets of West Penn per books and pro forma (to be filed by amendment).

                  4-A(i) Allegheny and subsidiaries consolidated balance sheet, per books and pro forma (to be filed by amendment).

                  5-A(i) Balance sheets of AGC per books and pro forma (to be filed by amendment).

                  1-B(i) Statements of income of Monongahela per books and pro forma, and earned surplus (to be filed by amendment).

                  2-B(i) Statements of income of Potomac Edison per books and pro forma, and earned surplus (to be filed by amendment).

                  3-B(i) Statements of income of West Penn per books and pro forma, and earned surplus (to be filed by amendment).

                  4-B(i) Allegheny and subsidiaries consolidated statements of income, per books and pro forma, and earned surplus (to be filed by amendment).

                  5-B(i) Statements of income of AGC per books and pro forma, and earned surplus (to be filed by amendment).



                                   SIGNATURE


            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                                          ALLEGHENY POWER SYSTEM, INC.
                                          ALLEGHENY POWER SERVICE CORPORATION
                                          ALLEGHENY GENERATING COMPANY
                                          MONONGAHELA POWER COMPANY
                                          THE POTOMAC EDISON COMPANY
                                          WEST PENN POWER COMPANY


                                          By        NANCY H. GORMLEY
                                                    Nancy H. Gormley
                                                        Counsel

Dated:  September 22, 1995
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